

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Danny Yeung
Chief Executive Officer
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road 728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 10, 2022**
> **File No. 333-265284**

Dear Mr. Yeung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Frequently Used Terms, page viii

1. Please revise the definition of "China" and "PRC" to include Hong Kong and Macau.

Risk Factors
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts..., page 57

2. Please revise the disclosure in this risk factor to include where your executive officers and directors are located. To the extent these individuals are located in China (including Hong Kong and Macau), please address the difficulty of bringing actions against individuals located in China and enforcing judgments against them. In addition, to the extent any of your officers or directors are located in China, please include Summary Risk Factor

disclosure indicating that it may be difficult to enforce any judgments obtained from foreign courts against the company or the company's officers and directors in China.

Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonathan B. Stone, Esq.